July 26, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	ROSETTA GENOMICS LTD.

Registration Statement on Form F-1 (Registration No. 333-217765)

Concurrence in Acceleration Request

Ladies and Gentlemen:

H.C. Wainwright & Co., LLC (“Wainwright”), as placement agent for the referenced offering, hereby concurs in the request by Rosetta Genomics Ltd. that the effective date of the above-referenced registration statement be accelerated to 5:00 p.m. (Eastern Time), or as soon as practicable thereafter, on July 27, 2017, pursuant to Rule 461 under the Securities Act. Wainwright affirms that it is aware of its obligations under the Securities Act in connection with this offering.

Very truly yours,

H.C. Wainwright & Co., LLC

By:	/s/ Mark W. Viklund
Name: Mark W. Viklund Title: Chief Executive Officer